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2004 SEP 28 P 1:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 21 September 2004

SUPPL

Fortis CEO Anton van Rossum hands over to Jean-Paul Votron

Anton van Rossum (59), who had earlier indicated to the Fortis Board not to extend his contract after August 2005, has decided to hand over his position as CEO to Jean-Paul Votron (53). Until recently, Mr. Votron was Citigroup's CEO Retail Bank for Western Europe, Central Europe, Russia, Middle East and Africa.
Jean-Paul Votron will take over as CEO of Fortis on 11 October 2004.

Maurice Lippens, Chairman of Fortis comments:
'Anton informed us already at the end of last year that he wished to conclude his professional career at the age of 60, coinciding with the termination of his five year contract with Fortis in 2005. In our concerted search for his successor, we were fortunate that Jean-Paul Votron recently became available. He's extremely well positioned to lead Fortis into the next growth phase.

All of us at Fortis feel great respect for Anton for his decision to allow his successor to take over earlier than anticipated. Anton van Rossum has achieved more in his four years at Fortis than was originally planned. Projected synergies have been realised, Fortis has truly become more one company and we are producing healthy profits. He has led Fortis successfully through very difficult years, preparing Fortis for a prosperous future. The Board and the Fortis community at large are very grateful for what he has contributed to Fortis.'

Anton van Rossum says: *'As Board member and CEO of Fortis I have been able, thanks to the commitment of the Executive Committee members and all Fortis staff, to achieve the goals we had set ourselves. I can now hand over to Jean-Paul in the knowledge and conviction that Fortis is better positioned than ever before to enter a new era of growth. I am looking forward to a new phase in my personal life and will follow Fortis with great interest.'*

Jean-Paul Votron, comments: *'I see it as a great honour and challenge to take over from Anton van Rossum and build further on Fortis's success story by developing, with the members of the Executive Committee, the great potential of the people and the businesses of Fortis. Fortis is a respected and leading financial institution. It is still the first successful cross- border company in the industry.'*

Appendix: short CV Jean-Paul Votron

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

dlw 9/28

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

Fortis is an integrated financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 24.4 billion (31/08/2004) and around 53,000 employees, Fortis ranks in the top 20 European financial institutions. In its home market, the Benelux countries, Fortis occupies a leading position which it aims to develop and bolster. Fortis is drawing on the expertise it has acquired in its home market to realize its European ambitions via growth platforms. Fortis also operates successfully worldwide in selected activities. In specific countries in Europe and Asia it effectively exploits its know-how and experience in bancassurance. Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States. More information is available on www.fortis.com

Press Contacts:

Brussels:	+32 (0)2 565 35 84	*Utrecht:*	+31 (0)30 226 32 19

Investor Relations:

Brussels:	+32 (0)2 510 53 38	*Utrecht:*	+31 (0)30 226 32 20

CV Jean-Paul Votron

Jean-Paul Votron started his career in 1975 at Unilever, where he had management responsibilities in international sales, marketing and general management. Between 1991 and 1997 he served in different positions with Citibank in Europe and the US. He was President of Citibank Belgium and Marketing Director for Europe, Director of Marketing and technology US and Europe Consumer Bank, Director Insurance in the US, Head of US Investment Business (Chicago), and Chairman and CEO of Citibank FSB, a branch network in the US.

After working with ABN-AMRO as Senior Executive Vice-President International Consumer Banking and E-Commerce from 1997 until 2001, he rejoined Citigroup, where he was appointed a member of the Management Committee of Citigroup in 2002. Until recently, Mr. Votron was Citigroup's CEO Retail Bank for Western Europe, Central Europe, Russia, Middle East and Africa.

He graduated from ICHEC College in Brussels in 1973 with a master's degree in Commercial and Financial Sciences, followed by a special degree in Business Strategies and International Management. Jean-Paul Votron is 53, married, with two Children. He has Belgian nationality.

FORTIS
Solid partners, flexible solutions

Press Release

Brussels / Utrecht, 19 September 2004

Fortis again in Dow Jones Sustainability Index

Fortis has again been included in the Dow Jones Sustainability World Index (DJSWI) and the Dow Jones Sustainability Stoxx Index (DJSSI). Fortis was included for the first time in 2003. Dow Jones makes an annual evaluation of companies' economic, environmental and social behaviour, based on more than fifty general and industry-specific criteria. Only the top ten per cent of companies in each sector make it to the index.

'*This substantiates our commitment to corporate sustainability. We will certainly maintain this commitment and intend to publish our first dedicated sustainability report in 2005*', comments Fortis CEO Anton van Rossum.

The Dow Jones Sustainability Indices (DJSI) are, together with the FTSE4Good Index (which also includes Fortis), the most prominent indices addressing the increased interest in sustainable investment. Among those influenced by membership of the indices are the 45 asset managers licensed to use the DJSI family as the underlying benchmark for their sustainable portfolios. These licensees currently manage assets of EUR 2.2 billion.

The new indices will come into effect when trading opens on 20 September 2004. The Dow Jones World Index consists of 300 companies in 24 countries that are leaders in *corporate sustainability* in their own industry. The European version, the Dow Jones Stoxx Sustainability Index, is made up of 167 companies from 13 countries.

Fortis

Koningsstraat 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Press Office:

Brussels:	+32 (0)2 565 35 84	*Utrecht:*	+31 (0)30 226 32 19

Investor Relations:

Brussels:	+32 (0)2 510 53 38	*Utrecht:*	+31 (0)30 226 32 20

Fortis is an integrated financial services provider active in the fields of banking and insurance. With a market capitalization of EUR 24.4 billion (31/08/2004) and around 53,000 employees, Fortis ranks in the top 20 of European financial institutions. In its home market, the Benelux countries, Fortis occupies a leading position which it aims to develop and bolster. Fortis is drawing on the expertise it has acquired in its home market to realize its European ambitions via growth platforms. Fortis also operates successfully worldwide in selected activities. In specific countries in Europe and Asia it effectively exploits its know-how and experience in bancassurance. Fortis is listed on the exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States. More information is available on www.fortis.com

Press release

Brussels / Utrecht, 17 September 2004

FORTIS

Solid partners, flexible solutions

Fortis advances further with its brand strategy in the Netherlands

Fortis ASR main insurance brand

Fortis has made a further advance with its brand strategy in the Netherlands. As already announced, its major Dutch insurance subsidiaries, AMEV and Stad Rotterdam/ Woudsend, are going to be integrated into one new company. Today, Fortis revealed that the new company will bear the name Fortis ASR.

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

That the main Dutch insurers will bear the name Fortis ASR marks a significant step in Fortis's brand policy. Fortis ranks second in the Dutch insurance market, but is known mainly as a bank. For the past few months, Fortis has been pursuing a major campaign in the Netherlands to publicise proactively that it is an insurer and not just a banker. To make the general public aware of the new Fortis ASR, an extensive publicity campaign will be launched in the second half of 2005. The current brands AMEV, Stad Rotterdam and Woudsend will continue to exist until October 2005.

Fortis's Dutch insurance activities are incorporated in Fortis ASR Group. In addition to the general insurers AMEV, Stad Rotterdam and Woudsend, which will be integrated in Fortis ASR next year, this includes four specialist insurers. Although those four will retain their present brand names, they will continue to emphasise that they are part of Fortis. They are De Amersfoortse (income protection insurance), Europeesche (travel and leisure insurance), Falcon Leven (universal life insurance) and AMEV Ardanta (funeral insurance), which will continue as Ardanta.

Anton van Rossum, CEO van Fortis says: 'The decision to brand our new general insurance business with the Fortis name marks a significant advance in our brand policy. Fortis is the biggest financial service provider in the Benelux countries, its home market. Our banking and insurance businesses in Belgium have both flown the Fortis flag for years. Now this will be the case in the Netherlands, also, so the general public will come to realise that we are both bankers and insurers.'

Jacques van Ek, member of the Fortis Executive Committee and Chairman of the Management Committee of the Dutch insurance business remarks: 'The Fortis ASR name reflects strongly that we are part of Fortis and also refers to our predecessors. ASR is an abbreviation of the original AMEV Stad Rotterdam insurance group. Fortis ASR is therefore a name that can be easily recognised by our primary customer, the intermediary.'

The plan to integrate the general Dutch insurers AMEV, Stad Rotterdam and Woudsend was announced in mid 2003. The creation of one new general insurance operation with a wide range of life and non-life products for both the personal and the SME market will become reality in October 2005. The AMEV, Stad Rotterdam and Woudsend brand names will then disappear. Fortis ASR will continue to operate in its present three locations – Rotterdam, Utrecht and Woudsend.

Fortis ASR Group is the Netherlands's second largest insurer with gross premium income of almost EUR 5 billion (2003) and a 12.5% market share. The new Fortis ASR business will account for three-quarters of the group's total premiums. Marketed under various brand names (AMEV, AMEV Ardanta, De Amersfoortse, Europeesche, Falcon Leven, Stad Rotterdam and Woudsend), the Fortis ASR Group's products include property, life and health insurance, mortgages and pensions. Fortis ASR Group's insurance operations sell these products through over 8.000 intermediaries. In the Netherlands, around 65% of all insurance is sold through an intermediary.

Fortis ASR was created when Fortis took over ASR Verzekeringsgroep, a public company, in 2002. ASR consisted of the insurance group Stad Rotterdam anno 1720 (Stad Rotterdam Verzekeringen, Woudsend Verzekeringen, Koning & Boeke, later Stad Rotterdam Zaandam and Verzekerings Unie), De Amersfoortse Verzekeringen and Europeesche Verzekeringen. Fortis already operated in the insurance market with AMEV, AMEV-Ardanta and Falcon.

Fortis is an integrated financial service provider in the banking and insurance markets. It is one of Europe's twenty biggest financial institutions with a market capitalisation of EUR 24.4 billion (31/08/2004) and a workforce of around 53,000. Fortis occupies a prominent position in its home market, the Benelux countries, where it offers a broad range of financial services to personal, business and institutional customers. It leverages its expertise in its home market to achieve its European objectives via growth platforms. Fortis also pursues selected activities worldwide. In specific European and Asian countries, it successfully utilises its knowledge and experience of bancassurance. Fortis is listed on the stock exchanges of Amsterdam, Brussels and Luxembourg and has a sponsored ADR programme in the United States. For more information, please visit www.fortis.com

Press Offices:

Brussels:	32 2 565 35 84	*Utrecht:*	31 30 226 32 19

Investor Relations:

Brussels:	32 2 510 53 38	*Utrecht:*	31 30 226 32 20

Appendix: The Fortis Brand

The choice of the name Fortis ASR for the AMEV, Stad Rotterdam and Woudsend brands in the Netherlands marks a significant step forward in Fortis's brand policy. Fortis is saying goodbye to three strong brands.

Fortis was created in 1990 when the Dutch AMEV/VSB combine merged with AG, Belgium's biggest insurance company. This was the first cross-border merger in the financial sector and also the first merger of a Belgian and Dutch company. Fortis subsequently grew rapidly. It is now one of the top twenty financial institutions in Europe, with a market capitalisation of EUR 23.5 billion and a workforce of around 53,000. Fortis is the leading financial service provider in the Benelux region, its home market. Fortis Bank is Belgium's biggest bancassurance operation and Fortis AG, which sells its products through intermediaries, is its biggest insurer. In the Netherlands, Fortis ranks second in insurance and fourth in banking.

Originally, Fortis subsidiaries operated autonomously under their own names. Then, in the late nineties, Fortis decided to develop its own brand. It launched its brand strategy and the Fortis logo in March 1998. The Fortis brand has been gradually introduced over the past few years. A dramatic rebranding occurred in March 2000, when ASLK, Generale Bank, VSB Bank and certain MeesPierson activities changed their name to Fortis Bank. At the same time, AG 1824 became Fortis AG.

Fortis operations currently fall into three categories. *Fortis-branded businesses* carry the Fortis name and have a strong Fortis identity. Examples are Fortis Bank and Fortis AG. *Fortis-endorsed operations* carry out activities under their own name. They are often strong brands in a specific market, such as MeesPierson and Krediet aan de Nijverheid. They retain their own house style, but add the Fortis logo as a mark of quality. *Operations that use only their own name* are those whose core activities are far removed from the Fortis brand, or joint ventures in which Fortis owns no more than 50 per cent. One example is CAIFOR in Spain, a bancassurance joint venture with 'la Caixa'.

The logo
The Fortis logo is composed of three elements:

Fortis symbol
This is based on the typical shape of a town or village. It represents the world around Fortis. It could stand for any community in which Fortis operates. The symbol adds emotion to Fortis's solid image. It is vibrant, powerful and innovative. It also reflects the diversity of the markets in which Fortis operates.

Fortis brand name
This adds a solid, firm and strong base, which is underlined still further by the name itself. In Latin, Fortis means strong or steadfast.

Promise
'Solid partners, flexible solutions'. This phrase is added as an extra promise to the customer. It sums up the essence of Fortis – always reliable but at the same time flexible, taking account of the specific needs of each customer.